Form 10-K405, Exhibit 13
period 1995-12-31
HECLA MINING CO/DE/
filed 1996-03-12
CIK 719413

[HECLA LOGO]                                                        Exhibit 13.1

                HECLA REPORTS FOURTH QUARTER AND YEAR-END RESULTS
                     For the Period Ended December 31, 1995
                         For release:  February 8, 1996


         COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL & HL-PrB:NYSE) today reported a loss for the fourth quarter of 1995 of $786,000, or 2 cents per common share, on revenue of $38.3 million, after a $2 million quarterly dividend to preferred shareholders. This compares to a loss of $22.5 million, or 47 cents per common share, on revenue of $30.2 million in the fourth quarter of 1994. Fourth quarter 1994 results included asset write-downs and reclamation adjustments of $18 million.

         In 1995, Hecla lost a total of $109.8 million, or $2.28 per common share, on revenue of $164 million, compared to a loss of $32.7 million, or 74 cents per common share, on revenue of $134 million in 1994. The 1995 year-end results include an asset write-down of $97 million associated with the Grouse Creek gold mine in central Idaho and another $4.8 million in accruals for environmental remediation at other properties and write-downs of certain common stock investments in other companies. These write-downs and accruals were taken in the third quarter of 1995. Year-end 1995 results also include a $7.2 million gain on the sales of the Apex processing facility and common stock investments.

         Arthur Brown, Hecla's chairman and chief executive officer, said, "1995 was a very disappointing year for Hecla, largely due to the setback at the Grouse Creek mine. This was reflected in the third quarter write-down. Overall, fourth quarter performance for the company improved to a near break-even level, and we expect to see this improvement continue in the future." Brown continued, "We are moving forward toward putting the Greens Creek mine back into production and working on our Lucky Friday expansion project. We will also do everything we can to keep the Grouse Creek mine operating because it could still be an important source of cash for the company. And further down the line, we're looking forward to the possibility of bringing the very promising Rosebud gold project into operation when appropriate financing is arranged."

PRODUCTION

         Hecla produced about 170,000 ounces of gold and 2.2 million ounces of silver in 1995. This compares to approximately 128,000 ounces of gold and 1.6 million ounces of silver in 1994. In addition, the company mined nearly 17,000 tons of lead, 3,000 tons of zinc, and shipped about 990,000 tons of industrial minerals in 1995.

                                     (more)





       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159

HECLA REPORTS FOURTH QUARTER AND YEAR-END RESULTS

COMMON STOCK OFFERING

         In January 1996, Hecla completed the sale of 2.875 million common shares, which provided Hecla with net proceeds of approximately $22 million. The proceeds will facilitate funding the company's capital expenditures in 1996, particularly the amounts required to reopen the Greens Creek mine in Alaska. The net proceeds from the sale of common stock will be reflected in the first quarter 1996 financial statements. The shares were sold under Hecla's existing shelf registration, and the company now has approximately 51 million common shares outstanding.

GROUSE CREEK

         Hecla continues to evaluate the ore body at the Grouse Creek mine and is developing a revised mine plan. As reported last October, the property encountered significant shortfalls of ore tonnage and gold grade, and the company subsequently took a third quarter write-down on its investment in the mine. The company intends to continue operating the property as long as it is economically feasible. Hecla's 80% interest in Grouse Creek produced nearly 67,000 ounces of gold for the company's account during 1995.

         Cash costs of production per ounce of gold increased at Grouse Creek in the fourth quarter to $319 per ounce, compared to $293 per ounce during the third quarter of 1995. The increase was due to additional expenditures for confirmation drilling and feasibility studies as Hecla revises the mine plan and recalculates reserves. About $400,000, or $24 per ounce of gold produced, was spent on this effort in the fourth quarter. After the studies are completed during the second quarter of 1996, these additional expenditures will be eliminated. Full costs per ounce decreased significantly from earlier in the year because of the write-down of the capitalized development costs of the mine in the third quarter.

OTHER OPERATIONS

         In 1995, the Lucky Friday Unit in North Idaho increased silver production by 27% over 1994, producing about 1.7 million ounces of silver. With the help of better lead and zinc prices, higher volume, and an insurance settlement for damage to the Lucky Friday's hoist in 1994, Hecla's silver operation was able to show a profit for the year. Lucky Friday completed its safest year on record in its 56 years of

                                     (more)





       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159

HECLA REPORTS FOURTH QUARTER AND YEAR-END RESULTS

operation when employees worked for longer than an entire calendar year  without
a  lost-time  accident.   This  safety record  is far  better than  the national
average for underground mines.

         The La Choya gold mine in Mexico performed very well in 1995, producing more than 72,000 ounces of gold for Hecla, at a cash production cost of $192 per ounce.

         At the American Girl gold mine in California, in which Hecla holds a 47% interest, costs ran high for the year as the mine waited for permits to access the new higher-grade Oro Cruz deposit. Mining began in this new area during the fourth quarter of 1995.

INDUSTRIAL MINERALS

         The industrial  minerals segment  showed another year  of record sales,
with a total of $71.7 million in sales in 1995.   However, costs also increased,
keeping gross profit for industrial minerals at about the same level as 1994.

GREENS CREEK

         Work proceeds on schedule with the Greens Creek mine reopening in Alaska. Hecla expects to spend about $20 million in 1996 for its share of capital costs to help bring the mine back on-line. The polymetallic mine is expected to produce more than 3 million ounces of silver and about 20,000 ounces of gold for Hecla's account annually, beginning in 1997.

NEW DIRECTOR

         During the fourth quarter, Hecla's board of directors elected Ted Crumley as a new member of the board. He is senior vice president and chief financial officer for Boise Cascade Corporation. The addition of Mr. Crumley expands the size of the board to eight directors.

         Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.

     Hecla Mining Company news releases can be accessed on the Internet at:

                    http://www.hnt.com/bizwire/cnn/794.htm.

                                      -HL-





       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159

                              HECLA MINING COMPANY
          (dollars in thousands, except per-share amounts - unaudited)

                                                       Fourth Quarter Ended            Year Ended
                                                      ---------------------      -----------------------
                                                      Dec. 31,     Dec. 31,       Dec. 31,      Dec. 31,
HIGHLIGHTS                                              1995         1994           1995          1994
--------------------------------------------------------------------------------------------------------
FINANCIAL DATA
--------------------------------------------------------------------------------------------------------
Total revenue                                         $ 38,338     $ 30,195      $ 163,968     $ 133,974
Gross profit                                             3,986          915          6,607         9,831
Net income (loss)                                        1,226      (20,480)      (101,719)      (24,613)
Loss applicable to
  common shareholders                                     (786)     (22,493)      (109,769)      (32,663)
Loss per common share                                    (0.02)       (0.47)         (2.28)        (0.74)
Cash flow from operating activities                      7,540       (8,414)        11,762        (5,351)
--------------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
--------------------------------------------------------------------------------------------------------
Gold operations                                       $ 18,914     $ 14,215      $  66,816     $  51,904
Silver operations                                        4,092          291         12,994         8,924
Industrial minerals                                     13,719       13,118         71,655        63,634
Specialty metals                                           - -        1,457          4,414         4,285
                                                      --------     --------      ---------     ---------
  Total sales                                         $ 36,725     $ 29,081      $ 155,879     $ 128,747
                                                      ========     ========      =========     =========
--------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
--------------------------------------------------------------------------------------------------------
Gold operations                                       $  2,639     $  1,382      $  (2,013)    $   7,110
Silver operations                                          340       (1,115)           827        (4,610)
Industrial minerals                                      1,007          510          7,499         7,329
Specialty metals                                           - -          138            294             2
                                                      --------     --------      ---------     ---------
  Total gross profit                                  $  3,986     $    915      $   6,607     $   9,831
                                                      ========     ========      =========     =========
--------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
--------------------------------------------------------------------------------------------------------
Gold  - Ounces                                          49,938       36,867        169,777       127,878
Silver - Ounces                                        618,648      134,384      2,242,309     1,642,913
Lead  - Tons                                             4,475          477         16,967        13,214
Zinc   - Tons                                              881          103          2,999         2,431
Industrial minerals - Tons shipped                     225,103      235,096        991,214       985,639
Average cost per ounce of gold produced:
  Cash cost ($/oz.)                                        246          281            288           273
  Full cost ($/oz.)                                        326          347            397           334
Average cost per ounce of silver produced:
  Cash cost ($/oz.)                                       4.14         6.03           4.57          5.81
  Full cost ($/oz.)                                       5.25         7.99           5.76          7.17
--------------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
--------------------------------------------------------------------------------------------------------
Gold  - Realized ($/oz.)                                   388          389            388           387
Gold  - London Final ($/oz.)                               385          384            384           384
Silver - Handy & Harman ($/oz.)                           5.26         5.14           5.19          5.28
Lead  - LME Cash ( cents/pound)                           31.5         29.4           28.6          24.8
Zinc   - LME Cash ( cents/pound)                          45.8         50.3           46.8          45.3

       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159

                             HECLA MINING COMPANY
                           Consolidated Balance Sheets
                             (dollars in thousands)

                                                                      Dec. 31,                Dec. 31,
                                                                        1995                    1994
--------------------------------------------------------------------------------------------------------
ASSETS                                                               (unaudited)
--------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                          $    4,024               $    7,278
  Accounts and notes receivable                                          25,571                   23,516
  Income tax refund receivable                                              737                      247
  Inventories                                                            20,915                   18,616
  Other current assets                                                    2,038                    1,597
                                                                     ----------               ----------
    Total current assets                                                 53,285                   51,254
  Investments                                                             2,200                    6,476
  Restricted investments                                                 16,254                   13,553
  Properties, plants and equipment, net                                 177,374                  257,908
  Other noncurrent assets                                                 9,077                    5,391
                                                                     ----------               ----------
    Total assets                                                     $  258,190               $  334,582
                                                                     ==========               ==========
--------------------------------------------------------------------------------------------------------
LIABILITIES
--------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses                              $   14,145               $   13,570
  Accrued payroll and related benefits                                    3,217                    2,724
  Preferred stock dividends payable                                       2,012                    2,012
  Accrued taxes                                                           1,042                      925
  Accrued reclamation costs                                               5,549                    4,254
                                                                     ----------               ----------
    Total current liabilities                                            25,965                   23,485
Deferred income taxes                                                       359                      359
Long-term debt                                                           36,104                    1,960
Accrued reclamation costs                                                26,782                   27,162
Other noncurrent liabilities                                              4,864                    4,098
                                                                     ----------               ----------
    Total liabilities                                                    94,074                   57,064
                                                                     ==========               ==========
--------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------
Preferred stock                                                             575                      575
Common stock                                                             12,079                   12,036
Capital surplus                                                         330,352                  328,995
Accumulated deficit                                                    (173,206)                 (63,437)
Net unrealized gain on investments                                          100                    3,396
Foreign currency translation adjustment                                  (4,898)                  (3,158)
Treasury stock                                                             (886)                    (889)
                                                                     ----------               ----------
    Total shareholders' equity                                          164,116                  277,518
                                                                     ----------               ----------
    Total liabilities and shareholders' equity                       $  258,190               $  334,582
                                                                     ==========               ==========
Common shares outstanding at end of period                               48,255                   48,082
                                                                     ==========               ==========


     Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159

                              HECLA MINING COMPANY
                      Consolidated Statements of Operations
          (dollars in thousands, except per-share amounts - unaudited)

                                                             Fourth Quarter Ended             Year Ended
                                                          ------------------------     -----------------------
                                                           Dec. 31,       Dec. 31,      Dec. 31,      Dec. 31,
                                                             1995           1994          1995          1994
                                                          ---------      ---------     ---------     ---------
Sales of products                                         $  36,725     $   29,081     $ 155,879     $ 128,747
                                                          ---------      ---------     ---------     ---------

Cost of sales and other direct production costs              27,857         24,426       125,810       104,683
Depreciation, depletion and amortization                      4,882          3,740        23,462        14,233
                                                          ---------      ---------     ---------     ---------
                                                             32,739         28,166       149,272       118,916
                                                          ---------      ---------     ---------     ---------

Gross profit                                                  3,986            915         6,607         9,831
                                                          ---------      ---------     ---------     ---------

Other operating expenses:
  General and administrative                                  1,801          2,182         9,371        11,132
  Exploration                                                2,230           2,071         7,109         8,397
  Depreciation and amortization                                 102             81           367           524
  Provision for closed operations and
    environmental matters                                       319         10,280         4,615        11,353
  Reduction in carrying value of mining
    properties                                                  - -          7,864        97,387         7,864
                                                          ---------      ---------     ----------    ---------
                                                              4,452         22,478       118,849        39,270
                                                          ---------      ---------     ----------    ---------

Loss from operations                                           (466)       (21,563)     (112,242)      (29,439)
                                                          ---------      ---------     ---------     ----------
Other income (expense):
  Interest and other income                                   1,613          1,114         8,089         5,227
  Foreign exchange gain (loss)                                 (132)           (58)           18          (234)
  Gain (loss) on investments                                    327            (76)        3,169         1,053
  Interest expense:
    Total interest cost                                        (724)           (83)       (1,960)       (2,606)
    Less amount capitalized                                     666            - -         1,516         1,751
                                                          ---------      ---------     ---------     ---------
                                                              1,750            897        10,832         5,191
                                                          ---------     ----------     ---------     ---------

Income (loss) before income taxes
  and extraordinary item                                      1,284        (20,666)     (101,410)      (24,248)
Income tax (provision) benefit                                  (58)           196          (309)          468
                                                          ---------     ----------     ---------     ---------
Income (loss) before extraordinary item                       1,226        (20,470)     (101,719)      (23,780)
Extraordinary loss on retirement of
 long-term debt                                                 - -            (10)          - -          (833)
                                                          ---------      ---------     ---------     ---------

Net income (loss)                                             1,226        (20,480)     (101,719)      (24,613)
Preferred stock dividends                                    (2,012)        (2,013)       (8,050)       (8,050)
                                                          ---------      ---------     ---------     ---------
Loss applicable to common
  shareholders                                            $    (786)    $  (22,493)    $(109,769)    $ (32,663)
                                                          =========      =========     =========     =========

Loss per common share                                     $   (0.02)    $    (0.47)    $   (2.28)    $   (0.74)
                                                          =========      =========     =========     =========

Weighted average number of
  common shares outstanding                                  48,255         48,082        48,192        43,944
                                                          =========      =========     =========     =========

Common shares outstanding at end of year                                                  48,255        48,082
                                                                                       =========     =========

       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159

                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                       (dollars in thousands - unaudited)

                                                                                                   Year Ended
                                                                                           ---------------------------
                                                                                            Dec. 31,          Dec. 31,
                                                                                              1995              1994
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
Net loss                                                                                   $ (101,719)       $ (24,613)
Noncash elements included in net loss:
  Depreciation, depletion and amortization                                                     23,829           14,757
  Gain on disposition of properties, plants and equipment                                      (3,417)            (354)
  Gain on sale of investments                                                                  (3,169)          (1,053)
  Extraordinary loss on early retirement of long-term debt                                        - -              833
  Accretion of interest on long-term debt                                                         - -            2,495
  Reduction in carrying value of mining properties                                             97,387            7,864
  Provision for reclamation and closure costs                                                   8,071           11,353
Change in:
  Accounts and notes receivable                                                                  (849)          (4,675)
  Income tax refund receivable                                                                   (490)            (247)
  Inventories                                                                                  (2,299)          (4,086)
  Other current assets                                                                           (441)             406
  Accounts payable and accrued expenses                                                          575            (4,088)
  Accrued payroll and related benefits                                                            493              668
  Accrued taxes                                                                                   117               (3)
  Accrued reclamation and other noncurrent liabilities                                         (6,326)          (4,608)
                                                                                           ----------        ---------
Net cash provided (used) by operating activities                                               11,762           (5,351)
                                                                                           ----------        ---------
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
  Additions to properties, plants and equipment                                               (45,308)         (66,559)
  Proceeds from disposition of properties, plants and equipment                                 3,822           13,809
  Proceeds from the sales of investments                                                        5,196           32,067
  Purchase of restricted investments                                                           (2,701)         (13,553)
  Purchase of investments and increase in cash surrender value
     of life insurance                                                                         (1,047)             114
  Other, net                                                                                   (2,407)            (325)
                                                                                           ----------        ---------
Net cash used by investing activities                                                         (42,445)         (34,447)
                                                                                           ----------        ---------
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
  Proceeds from exercise of stock warrants and options                                          1,335            1,765
  Issuance of common stock                                                                        - -           63,499
  Early retirement of long-term debt                                                              - -          (50,169)
  Dividends on preferred stock                                                                 (8,050)          (8,050)
  Borrowing on long-term debt                                                                  48,000              - -
  Repayment on long-term debt                                                                 (13,856)             - -
                                                                                           ----------        ---------
Net cash provided by financing activities                                                      27,429            7,045
                                                                                           ----------        ---------
Net decrease in cash and cash equivalents                                                      (3,254)         (32,753)
Cash and cash equivalents at beginning of year                                                  7,278           40,031
                                                                                           ----------        ---------
Cash and cash equivalents at end of year                                                   $    4,024        $   7,278
                                                                                           ==========        =========


       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159

                              HECLA MINING COMPANY

                                 Production Data

                                                                   Fourth Quarter Ended             Year Ended
                                                                -------------------------     ------------------------
                                                                 Dec. 31,        Dec. 31,      Dec. 31,       Dec. 31,
                                                                   1995            1994          1995          1994
----------------------------------------------------------------------------------------------------------------------
LA CHOYA UNIT
----------------------------------------------------------------------------------------------------------------------
Tons of ore mined                                               1,258,053         516,827     4,031,274      2,026,381
Ore grade mined - Gold (oz./ton)                                    0.025           0.031         0.026          0.041
Gold produced (oz.)                                                26,664          15,869        72,144         47,861
Silver produced (oz.)                                               2,681           2,093         7,380          6,019
Average cost per ounce of gold produced:
  Cash cost                                                          $158            $221          $192           $243
  Full cost                                                          $266            $306          $295           $337
----------------------------------------------------------------------------------------------------------------------
REPUBLIC UNIT (1)
----------------------------------------------------------------------------------------------------------------------
Tons of ore milled                                                    - -          33,424        10,269        120,165
Ore grade milled - Gold (oz./ton)                                     - -            0.28          0.13           0.36
Gold produced (oz.)                                                   188           8,610         3,098         39,085
Silver produced (oz.)                                                 262          70,369        15,320        283,326
Average cost per ounce of gold produced:
  Cash cost                                                           $50            $285          $307           $250
  Full cost                                                           $50            $348          $307           $306
----------------------------------------------------------------------------------------------------------------------
AMERICAN GIRL UNIT (Reflects Hecla's 47% share)
----------------------------------------------------------------------------------------------------------------------
Tons of ore milled                                                 16,457          28,928        57,400        119,189
Tons of ore to heap                                               110,436         177,128       725,732        585,300
Ore grade milled - Gold (oz./ton)                                   0.148           0.162         0.179          0.171
Ore grade to heap - Gold (oz./ton)                                  0.033           0.024         0.030          0.025
Gold produced (oz.)                                                 5,504           8,128        21,489         30,624
Silver produced (oz.)                                              2,722            6,132        13,053         18,366
Average cost per ounce of gold produced:
  Cash cost                                                          $453            $351          $436           $344
  Full cost                                                          $525            $367          $483           $367
----------------------------------------------------------------------------------------------------------------------
GROUSE CREEK (Reflects Hecla's 80% share)
----------------------------------------------------------------------------------------------------------------------
Tons of ore milled                                                443,715          34,654     1,564,176         70,912
Ore grade milled - Gold (oz./ton)                                   0.039           0.190         0.044          0.103
Ore grade milled - Silver (oz./ton)                                  0.63            0.79          0.64           0.55
Gold produced (oz.)                                                16,353           2,093        66,887          2,093
Silver produced (oz.)                                             151,259           8,763       541,532          8,763
Average cost per ounce of gold produced:
  Cash cost                                                          $319            $540          $344           $540
  Full cost                                                          $359            $730          $493           $730
----------------------------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
----------------------------------------------------------------------------------------------------------------------
Tons of ore milled                                                 41,852           5,588       158,874        124,986
Ore grade milled - Silver (oz./ton)                                 11.18            7.62         10.85          10.74
Silver produced (oz.)                                             461,440          42,555     1,662,706      1,306,884
Lead produced (tons)                                                4,475             477        16,967         13,214
Average cost per ounce of silver produced:
  Cash cost                                                         $4.14           $6.03         $4.57          $5.81
  Full cost                                                         $5.25           $7.99         $5.76          $7.17
----------------------------------------------------------------------------------------------------------------------
OTHER
----------------------------------------------------------------------------------------------------------------------
Gold produced (oz.)                                                 1,229           2,167         6,159          8,215
Silver produced (oz.)                                                 284           4,472         2,318         19,555

1)Republic Unit ceased operations March 31, 1995. Gold ounces produced during the fourth quarter 1995 are from mill clean-up work.




       Contact Bill Booth, vice president-investor and public affairs, or
                Vicki Veltkamp, manager-corporate communications
     6500 Mineral Drive * Coeur d'Alene, Idaho 83814-8788 * 208/769-4100 *
                                FAX 208/769-4159




