Form 10-K405, Exhibit 13
period 1997-12-31
HECLA MINING CO/DE/
filed 1998-03-09
CIK 719413

[Hecla Logo]                                           Exhibit 13
                                                            98-01
        HECLA REPORTS FOURTH QUARTER AND YEAR-END RESULTS
             For the Period Ended December 31, 1997
                  For release: February 5, 1998

     COEUR D'ALENE, IDAHO - Low metals prices and lower-than-
expected profits from the industrial minerals division contributed to a fourth quarter 1997 loss applicable to common shareholders of
$7 million, or 13 cents per share, for Hecla Mining Company (HL & HL-PrB:NYSE). This compares to a loss of $1.9 million, or 4 cents per share, during the fourth quarter of 1996.
     For 1997, Hecla's net loss was approximately $500,000 from operations. However, payment of the regular dividend to owners of Hecla's preferred stock brought the total 1997 loss to common shareholders to $8.5 million, or 16 cents per share, compared to a
1996 loss of $40.4 million, or 79 cents per share. The improved results in 1997 compared to the previous year are primarily attributable to the closure of two high-cost gold mines in 1996 which resulted in asset write-downs and provisions for closure and environmental costs.
     Contributing to the fourth quarter and year-end loss was the effect of the low lead price on the Lucky Friday mine. Revenue from this base metal is credited to the cash cost per ounce of silver. A depressed lead price in 1997 resulted in the higher-than-expected average cash cost per ounce of silver at Lucky Friday of $5.47. Costs at Lucky Friday were also affected by lower production in the fourth quarter. Output was reduced due to a tightening of available North American smelter capacity for Lucky Friday concentrate. New processing contracts have now been put in place with smelters in the U.S. and Mexico. This mine is expected to operate at full capacity in 1998, although concentrate treatment costs will be higher than in the past. Discussions are in progress with other North American smelters in an effort to decrease smelting and transportation costs, and ensure long-term treatment of Lucky Friday concentrates.
     Although the Greens Creek silver/zinc/gold lead mine showed a profit for 1997, it did not achieve the level of silver production anticipated at the beginning of the year, mainly because the grade of ore mined during the year was lower than expected.
     The industrial minerals segment continues to make a solid contribution to earnings, but for the first time in 11 years, the segment failed to show an increase in sales revenue, and operating profit was $4.9 million less than in 1996. Mountain West Products, Hecla's decorative bark subsidiary, had an operating loss of
$975,000 in 1997, compared to operating income of $1.3 million in
1996. Depressed spring sales, additional market competition and a write-down of stockpiled inventory to reflect lower prices in the market contributed to the loss. Looking ahead, Mountain West has reorganized its sales staff and strategy and has regained some key customers for 1998.
     At Kentucky-Tennessee Clay Company, decreased sales and
tonnage in the kaolin and feldspar divisions negatively impacted operating income by about $1.6 million. In response, the divisions will continue to focus on lowering costs and aggressively bidding for new business.
     Arthur Brown, Hecla's chairman and chief executive officer, said, "Although we did not achieve the higher expectations with which we started the year, the bottom line in 1997 was still much improved over the previous two years. And although we have good, low-cost operations, we faced the same struggle with depressed metals prices that other precious metals companies are facing.
Despite heavy downward pressure from falling prices, our stock held up well on a percentage basis in comparison to most other precious metals companies."
        Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159
PRICES
     Despite a late-year rally, the average silver price decreased in 1997 to $4.90 per ounce compared to $5.18 per ounce in 1996.
The gold price decreased significantly in 1997, ending the year with an average price of $331 per ounce, 15% below 1996's average gold price of $388 per ounce.  Lead, which has a significant impact on the cost per ounce at Hecla's Lucky Friday silver mine, suffered a 19% decrease in price, from a 35.1 cent per pound average in 1996 to 28.3 cents per pound in 1997. Each penny change in the price of lead translates to an approximate $500,000 impact. The zinc price increased 28%, from an average of 46.5 cents per pound in 1996 to
59.7 cents per pound in 1997.
1997 HIGHLIGHTS
     Production and Costs:  Increased precious metals production
and lower costs were highlights for Hecla in 1997.   Hecla produced
5.1 million ounces of silver at a total cash cost of $3.58 per ounce in 1997, compared to 3 million ounces of silver at a total
cash cost of $4.24 per ounce in 1996.   The company produced
174,164 ounces of gold at a total cash cost of $173 per ounce in 1997, compared to 169,376 ounces in 1996 at a total cash cost of $276 per ounce. The significant decrease in Hecla's gold production cost is a result of excellent performance by the Rosebud and La Choya mines and the closure of two high-cost gold mines.
     Gold: In April 1997, the Rosebud mine commenced production ahead of schedule and under budget, contributing nearly 47,000 ounces of gold to Hecla's account for the year. The La Choya gold mine produced over 78,000 ounces of gold in 1997.
     Silver: Progress continued in 1997 on the development of the Lucky Friday expansion area. Increased production levels from the new area are expected by mid-year 1998. The deposit should allow
Lucky Friday to double production to 4 million ounces of silver in 1998.
     Star Phoenix: In 1997, the Idaho State Supreme Court reversed a 1994 judgement of $20 million against Hecla. The ruling released
$10 million in restricted cash previously held in escrow.
     New Director: Hecla was pleased to welcome Paul A. Redmond back to Hecla's board of directors. Mr. Redmond is chairman and chief executive officer of Washington Water Power.
CONCLUSION
     Brown concluded, "In 1997, we were able to increase production and lower our costs for both gold and silver. Our balance sheet is in good shape, and we are anticipating improvements in our industrial minerals segment in 1998. All of these are good reasons for us to look forward to our future with optimism."
     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.
     Statements made which are not historical facts, such as anticipated production, costs or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, industrial minerals market conditions and project development risks. Refer to the company's
Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results.
    Hecla Mining Company news releases can be accessed on the
            Internet at:  http://www.hecla-mining.com
You can also request a free fax of this entire news release from
            BusinessWire NewsOnDemand at 800-344-7826

 Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159

                      HECLA MINING COMPANY
(dollars in thousands, except per share, per ounce and per pound amounts - unaudited)

                                        Fourth Quarter Ended                     Year Ended
                                  --------------------------------   ---------------------------------
HIGHLIGHTS                        Dec. 31, 1997      Dec. 31, 1996   Dec. 31, 1997       Dec. 31, 1996
------------------------------------------------------------------------------------------------------
FINANCIAL DATA
------------------------------------------------------------------------------------------------------
Total revenue                       $    34,880      $      40,996   $     168,569       $     166,882
Gross profit (loss)                        (203)             1,600          16,197              10,923
Net income (loss)                        (4,990)               135            (483)            (32,354)
Loss applicable to
    common shareholders                  (7,002)            (1,877)         (8,533)            (40,404)
Basic and dilutive loss per share         (0.13)             (0.04)          (0.16)              (0.79)
Cash flow provided (used) by
   operating activities                    (206)            (4,534)          6,029              22,314
------------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
------------------------------------------------------------------------------------------------------
Gold operations                     $    12,395      $      17,741   $      56,257       $      65,550
Silver operations                         6,807              4,569          33,229              15,859
Industrial minerals                      15,017             14,810          74,462              76,843
                                    -----------      -------------   -------------       -------------
  Total sales                       $    34,219      $      37,120   $     163,948       $     158,252
------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
------------------------------------------------------------------------------------------------------
Gold operations                     $     3,119      $       1,336   $      14,978       $       2,067
Silver operations                        (2,097)              (738)         (3,786)             (1,027)
Industrial minerals                      (1,225)             1,002           5,005               9,883
                                    -----------      -------------   -------------       -------------
  Total gross profit (loss)         $      (203)     $       1,600   $      16,197       $      10,923
------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
------------------------------------------------------------------------------------------------------
Gold - Ounces                            43,673             47,637         174,164             169,376
Silver - Ounces                       1,273,722          1,261,791       5,147,009           3,024,911
Lead  - Tons                              6,096              6,596          24,995              22,660
Zinc  - Tons                              4,147              4,090          16,830               7,464
Industrial minerals - Tons shipped      237,802            247,821       1,025,993           1,072,319
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)              159                281             166                 273
  Total cash costs ($/oz.)                  167                281             173                 276
  Total production costs ($/oz.)            239                338             239                 364
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)             4.33               4.58            3.58                4.24
  Total cash costs ($/oz.)                 4.33               4.58            3.58                4.24
  Total production costs ($/oz.)           6.09               5.81            5.42                5.47
------------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
------------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                     319                384             351                 393
Gold - London Final ($/oz.)                 307                376             331                 388
Silver - Handy & Harman ($/oz.)            5.27               4.85            4.90                5.18
Lead - LME Cash (cents/pound)              25.6               32.4            28.3                35.1
Zinc - LME Cash (cents/pound)              53.8               46.7            59.7                46.5



 Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159

                      HECLA MINING COMPANY
              Consolidated Statements of Operations
  (dollars and shares in thousands, except per share amounts -
                           unaudited)

                                                 Fourth Quarter Ended               Year Ended
                                           -----------------------------   -----------------------------
                                           Dec. 31, 1997   Dec. 31, 1996   Dec. 31, 1997   Dec. 31, 1996
                                           -------------   -------------   -------------   -------------
Sales of products                          $     34,219    $     37,120    $    163,948    $    158,252
                                           ------------    ------------    ------------    ------------
Cost of sales and other direct
    production costs                             28,550          30,255         126,742         126,878
Depreciation, depletion and
    amortization                                  5,872           5,265          21,009          20,451
                                           ------------    ------------    ------------    ------------
                                                 34,422          35,520         147,751         147,329
                                           ------------    ------------    ------------    ------------

Gross profit (loss)                                (203)          1,600          16,197          10,923
                                           ------------    ------------    ------------    ------------

Other operating expenses:
  General and administrative                      1,992           2,102           7,976           7,745
  Exploration                                     1,892           1,443           7,422           4,843
  Depreciation and amortization                      78              82             311             338
  Provision for (benefit from) closed
     operations and environmental matters          (963)            115            (724)         22,806
  Reduction in carrying value of mining
     properties                                     715             - -             715          12,902
                                           ------------    ------------    ------------    ------------
                                                  3,714           3,742          15,700          48,634
                                           ------------    ------------    ------------    ------------

Income  (loss)  from  operations                 (3,917)         (2,142)            497         (37,711)
                                           ------------    ------------    ------------    ------------

Other income (expense):
  Interest and other income                         661           3,876           4,621           8,630
  Miscellaneous expense                            (483)          (658)          (1,643)         (1,870)
  Loss on investments                              (405)           - -             (405)            (28)
  Interest expense:
    Total interest cost                            (532)          (834)          (2,462)         (3,058)
    Less amount capitalized                         197            646              806           2,360
                                           ------------    -----------     ------------    ------------
                                                   (562)         3,030              917           6,034
                                           ------------    -----------     ------------    ------------

Income (loss) before income taxes                (4,479)           888            1,414         (31,677)
Income tax provision                               (511)          (753)          (1,897)           (677)
                                           ------------    -----------     ------------    ------------
Net income (loss)                                (4,990)           135             (483)        (32,354)
Preferred stock dividends                        (2,012)        (2,012)          (8,050)         (8,050)
                                           ------------    -----------     ------------    ------------
Loss applicable to common
    shareholders                           $     (7,002)   $    (1,877)    $     (8,533)   $    (40,404)
                                           ============    ===========     ============    ============

Basic and dilutive loss per share          $      (0.13)   $     (0.04)    $      (0.16)   $      (0.79)
                                           ============    ===========     ============    ============

Weighted average number of common
    shares outstanding                           55,094         51,137           54,763          51,133
                                           ============    ===========     ============    ============


 Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159

                      HECLA MINING COMPANY
                   Consolidated Balance Sheets
          (dollars and shares in thousands - unaudited)

                                                   Dec. 31, 1997       Dec. 31, 1996
------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                        $       3,794       $       7,159
  Accounts and notes receivable                           24,445              24,168
  Income tax refund receivable                               793               1,262
  Inventories                                             22,116              22,879
  Other current assets                                     1,416               2,284
                                                   -------------       -------------
    Total current assets                                  52,564              57,752
Investments                                                2,521               1,723
Restricted investments                                     7,926              21,771
Properties, plants and equipment, net                    180,037             177,755
Other noncurrent assets                                    7,620               9,392
                                                   -------------       -------------

Total assets                                       $     250,668       $     268,393
                                                   =============       =============
------------------------------------------------------------------------------------
LIABILITIES
------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses            $      12,590       $      17,377
  Accrued payroll and related benefits                     2,436               3,232
  Preferred stock dividends payable                        2,012               2,012
  Accrued taxes                                            1,016               1,427
  Accrued reclamation and closure costs                    6,914               8,664
                                                   -------------       -------------
    Total current liabilities                             24,968              32,712
Deferred income taxes                                        300                 359
Long-term debt                                            22,136              38,208
Accrued reclamation and closure costs                     34,406              45,953
Other noncurrent liabilities                               8,518               5,653
                                                   -------------       -------------

Total liabilities                                         90,328             122,885
                                                   -------------       -------------
------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------
Preferred stock                                              575                 575
Common stock                                              13,789              12,800
Capital surplus                                          373,966             351,559
Accumulated deficit                                     (222,143)           (213,610)
Net unrealized loss on investments                           (63)                (32)
Foreign currency translation adjustment                   (4,898)             (4,898)
Treasury stock                                              (886)               (886)
                                                   -------------       -------------

Total shareholders' equity                               160,340             145,508
                                                   -------------       -------------

Total liabilities and shareholders' equity         $     250,668       $     268,393
                                                   =============       =============

Common shares outstanding at end of period                55,094              51,137
                                                   =============       =============




 Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159

                      HECLA MINING COMPANY
              Consolidated Statements of Cash Flows
                   (in thousands - unaudited)

                                                                        Year Ended
                                                                -----------------------------
                                                                Dec. 31, 1997   Dec. 31, 1996
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
---------------------------------------------------------------------------------------------
Net loss                                                        $        (483)  $     (32,354)
Noncash elements included in net loss:
  Depreciation, depletion and amortization                             21,320          20,789
  Gain on disposition of properties, plants and equipment              (1,111)           (706)
  Loss on investments                                                     405              28
  Reduction in carrying value of mining properties                        715          12,902
  Provision for reclamation and closure costs                           1,341          28,284
Change in:
  Accounts and notes receivable                                          (277)            192
  Income tax refund receivable                                            469            (525)
  Inventories                                                             548          (4,239)
  Other current assets                                                    868            (479)
  Accounts payable and accrued expenses                                (4,787)          3,232
  Accrued payroll and related benefits                                   (796)             15
  Accrued taxes                                                          (411)            385
  Accrued reclamation and other noncurrent liabilities                (11,772)         (5,210)
                                                                -------------   -------------
Net cash provided by operating activities                               6,029          22,314
                                                                -------------   -------------
---------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
---------------------------------------------------------------------------------------------
Additions to properties, plants and equipment                         (24,794)        (33,731)
Proceeds from disposition of properties, plants and equipment           1,872           3,641
Proceeds from sale of investments                                         - -             130
Decrease (increase) in restricted investments                          13,845          (4,368)
Purchase of investments and increase in cash surrender
   value of life insurance                                             (1,233)           (726)
Other, net                                                              1,642            (480)
                                                                -------------   -------------
Net cash used by investing activities                                  (8,668)        (35,534)
                                                                -------------   -------------
---------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------
Issuance of common stock, net of offering costs                        23,396          21,928
Dividends on preferred stock                                           (8,050)         (8,050)
Borrowings, net of repayments, against cash
  surrender value of life insurance                                       - -             801
Borrowing on long-term debt                                            57,601          51,631
Repayment on long-term debt                                           (73,673)        (48,918)
                                                                -------------   -------------
Net cash provided (used) by financing activities                         (726)         17,392
                                                                -------------   -------------

Net increase (decrease) in cash and cash equivalents                   (3,365)          4,172
Cash and cash equivalents at beginning of period                        7,159           2,987
                                                                -------------   -------------

Cash and cash equivalents at end of period                      $       3,794   $       7,159
                                                                =============   =============



 Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159

                      HECLA MINING COMPANY
                         Production Data

                                   Fourth Quarter Ended                 Year Ended
                               -----------------------------   -----------------------------
                               Dec. 31, 1997   Dec. 31, 1996   Dec. 31, 1997   Dec. 31, 1996
--------------------------------------------------------------------------------------------
LA CHOYA UNIT
--------------------------------------------------------------------------------------------
Tons of ore processed                777,301         799,971       2,828,335       3,571,047
Days of operation                         92              92             365             366
Mining cost per ton                    $1.93           $2.97           $2.28           $2.61
Ore grade crushed - Gold (oz./ton)     0.027           0.028           0.029           0.026
Gold produced (oz.)                   20,291          20,449          78,170          80,171
Silver produced (oz.)                  2,173           1,796           8,130           7,708
Average cost per ounce of gold produced:
  Cash operating costs                  $180            $213            $183            $190
  Total cash costs                      $181            $214            $184            $190
  Total production costs                $223            $329            $224            $305

--------------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share) (1)
--------------------------------------------------------------------------------------------
Tons of ore mined                     37,619             - -         112,841             - -
Tons of ore milled                    35,327             - -          99,050             - -
Days of operation                         92             - -             275             - -
Mining cost per ton                   $28.66             - -          $28.33             - -
Milling cost per ton                  $11.59             - -          $12.18             - -
Ore grade milled - Gold (oz./ton)      0.501             - -           0.494             - -
Ore grade milled - Silver (oz./ton)     2.98             - -            2.96             - -
Gold produced (oz.)                   17,833             - -          46,974             - -
Silver produced (oz.)                 55,979             - -         168,584             - -
Average cost per ounce of gold produced:
  Cash operating costs                  $136             - -            $137             - -
  Total cash costs                      $151             - -            $156             - -
  Total production costs                $259             - -            $263             - -

--------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
--------------------------------------------------------------------------------------------
Tons of ore milled                    44,687          48,913         193,399         188,272
Days of operation                         63              62             254             252
Mining cost per ton                   $43.90          $45.75          $43.73          $50.61
Milling cost per ton                   $8.61           $6.96           $7.98           $6.99
Ore grade milled - Silver (oz./ton)    11.55           10.77           10.33           10.26
Silver produced (oz.)                498,200         496,777       1,943,373       1,906,333
Lead produced (tons)                   4,645           5,167          19,270          20,971
Zinc produced (tons)                     750             846           3,168           3,653
Average cost per ounce of silver produced:
  Cash operating costs                 $6.33           $4.58           $5.47           $4.24
  Total cash costs                     $6.33           $4.58           $5.47           $4.24
  Total production costs               $7.46           $5.81           $6.72           $5.47



                             (cont.)






 Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159

                      HECLA MINING COMPANY
                     Production Data (cont.)

                                   Fourth Quarter Ended                 Year Ended
                               -----------------------------   -----------------------------
                               Dec. 31, 1997   Dec. 31, 1996   Dec. 31, 1997   Dec. 31, 1996
--------------------------------------------------------------------------------------------
GREENS CREEK (Reflects Hecla's 29.73% share) (2)
--------------------------------------------------------------------------------------------
Tons of ore milled                    36,420          30,580         145,676          42,737
Days of operation                         92             - -             365             - -
Mining cost per ton                   $44.32             - -          $39.58             - -
Milling cost per ton                  $25.80             - -          $23.15             - -
Ore grade milled - Silver (oz./ton)    25.31           24.84           25.68           23.61
Silver produced (oz.)                716,601         683,190       2,889,265         827,799
Gold produced (oz.)                    4,473           2,766          16,604           3,086
Lead produced (tons)                   1,451           1,429           5,725           1,689
Zinc produced (tons)                   3,397           3,244          13,662           3,811
Average cost per ounce of silver produced:
  Cash operating costs                 $2.94             - -           $2.31             - -
  Total cash costs                     $2.94             - -           $2.31             - -
  Total production costs               $5.13             - -           $4.55             - -

--------------------------------------------------------------------------------------------
OTHER (3)
--------------------------------------------------------------------------------------------

Gold produced (oz.)                    1,076          24,422          32,416          86,119
Silver produced (oz.)                    769          80,028         137,657         283,071

(1) The Rosebud mine commenced operations in April 1997.

(2) The Greens Creek mine recommenced operations on July 29, 1996, on a start-up basis. Full production was achieved in January 1997.

(3) Includes the Company's share of production from the Grouse Creek and American Girl mines and other sources.

                              CAPITAL EXPENDITURES
                                   Year Ended
                        ---------------------------------
                              (dollars in thousands)
                        Dec. 31, 1997       Dec. 31, 1996
                        -------------       -------------
Rosebud (50%*)          $       6,027       $         591
Lucky Friday                   11,215               2,504
Greens Creek (29.73%*)          2,266              19,031
American Girl (47%*)              - -               1,643
Grouse Creek                      - -               3,809
Industrial minerals             3,587               3,024
Capitalized interest              806               2,360
Other                             893                 769
                        -------------       -------------
  Total Capitalized     $      24,794       $      33,731
                        =============       =============

*Hecla's share
                        HEDGED POSITIONS
                     As of December 31, 1997

    Silver: 2,160,000 ounces hedged @ average price of $5.68.

       Gold: 17,000 ounces hedged @ average price of $354.



 Contact Bill Booth, vice president-investor and public affairs, or Vicki Veltkamp, manager-corporate communications
6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100
                        FAX 208/769-4159