Form 10-K405, Exhibit 13
period 1998-12-31
HECLA MINING CO/DE/
filed 1999-03-11
CIK 719413

                                                                      Exhibit 13
[Hecla Logo]                                                               99-03

          PRECIOUS AND BY-PRODUCT METALS PRICES PUSH HECLA RESULTS DOWN
                    COMPANY REPORTS QUARTER AND YEAR-END LOSS
                     For the Period Ended December 31, 1998
                           For Release: February 11,1999

     COEUR D'ALENE, IDAHO -- Depressed lead, zinc and gold prices contributed to a fourth quarter loss for Hecla Mining Company (HL & HL-PrB:NYSE) of $7.5 million, or 14 cents per share, compared to a loss of $7.0 million, or 13 cents per share, during the fourth quarter of 1997.
     For the full year 1998, Hecla's net loss was approximately $300,000 before dividends to preferred shareholders. Following the dividend payments to owners of preferred stock, the total loss applicable to common shareholders was approximately $8.4 million, or 15 cents per share. This compares to a loss in 1997 of $8.5 million, or 16 cents per share.
PRODUCTION & COSTS
     Hecla's silver production increased 41% to 7.2 million ounces in 1998 from
5.1 million ounces in 1997. Increased production is due primarily to the successful expansion of the Lucky Friday mine in northern Idaho into a new, higher-grade ore body. Costs per ounce decreased at Lucky Friday due to the expansion. However, because of lower by-product metals revenue for lead and zinc, the total average cash cost per ounce for all silver produced by the company increased from $3.58 per ounce in 1997 to $3.96 in 1998. Hecla produced 127,433 ounces of gold in 1998, at an average total cash cost per ounce of $189, compared to 174,164 ounces of gold at $173 per ounce in 1997.
     Hecla Mining Company Chairman and Chief Executive Officer Arthur Brown said, "In addition to depressed precious metals prices, the low prices of lead and zinc negatively impacted Hecla because we use the revenue from those by-product metals to offset our cost per ounce at our silver operations. Despite disappointing financial results, we enjoyed very good operating performance from all of our mines. Our silver production increased for the fourth consecutive year, and our gold operations and industrial minerals cash flow remain strong."
     Brown said goals and challenges for 1999 include adding to gold reserves, increasing silver production and reducing long-term debt.
METALS PRICES
     All four major metals produced by Hecla suffered from low prices in 1998, with gold averaging $294 per ounce compared to $331 in 1997. Although better than last year, the silver price continues to remain below our expectations at an average of $5.53 per ounce. Zinc, an important by-product at the Greens Creek silver mine in Alaska, plummeted from an average price of 60 cents per pound in 1997 to 47 cents per pound in 1998. Lead also decreased from 1997's average price of 28 cents per pound to 24 cents in 1998.
PROJECTS
     Exploration efforts were expanded in 1998 to help achieve Hecla's goal of growth in precious metals reserves. At the Noche Buena gold property in Sonora, Mexico, Hecla has identified more than 250,000 ounces of gold resource. Noche Buena is the most advanced of the company's projects, and a detailed feasibility study to determine a production decision is expected to be completed in the first half of 1999. During 1998, Hecla



   Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
6500 Mineral Drive Coeur d'Alene, Idaho 83815-8788 208/769-4100 FAX 208/769-4159
compiled data on Noche Buena from previous exploration activities, as well as drilling 193 core and reverse circulation holes. Reserve definition, leach pad condemnation, step-out drilling and other feasibility work will continue into 1999.
     Hecla increased its presence in South America in 1998 by acquiring the Cacique, Chile, and Alto Dorado, Peru, gold exploration projects. Cacique is located in Chile's productive Maricunga gold belt. A drilling program will begin this quarter to test a surface bulk minable gold target that shows promise, based on trenching and previous drilling results. The Peruvian gold project, Alto Dorado, consists of five separate mineralized zones. Mineralization was discovered on this early-stage project during 1998, and work will continue there in 1999.
     As part of the company's Nevada reconnaissance program, Hecla added the Sunset gold property in Mineral County to its exploration portfolio. A number of ore-grade intercepts have been encountered in the drilling programs so far. Drilling will continue during 1999.
     In the meantime, Hecla continues to aggressively explore around its existing mines. Drilling programs are under way at the Rosebud gold mine and the Lucky Friday and Greens Creek silver mines.
LUCKY FRIDAY
     The successful on-time, on-budget completion of the expansion at Lucky Friday was a highlight of 1998 and contributed to annual silver production doubling at the mine to 4.1 million ounces for the year. Total cash costs per ounce of silver at Lucky Friday decreased by 76 cents to $4.71.
     Operations at the Lucky Friday were temporarily suspended for 14 days during the end of January and beginning of February 1999 to repair the #2 shaft, which is used as the mine's secondary escapeway. The mine went back into full operation on February 8. The shaft was damaged by a groundfall on the 2450 level. No damage occurred to the operating portion of the mine, but in compliance with safety regulations, the mine did not operate until the secondary escapeway was repaired. During the temporary shutdown of the mine, the mill continued to process stockpiled ore for the balance of the month of January.
The temporary suspension of operations should not materially impact the projected production of approximately 4.5 million ounces of silver at Lucky Friday during 1999, although first quarter production at the mine is expected to be reduced by approximately 8%.
GREENS CREEK
     Hecla has a 29.73% interest in the Greens Creek silver/zinc/lead/gold mine in Alaska, which contributed about 2.8 million ounces of silver to Hecla's account in 1998, at a total cash cost per ounce of $2.86. During 1998, a land exchange was completed with the U.S. Forest Service, giving geologists access to about 7,500 acres surrounding the mine for exploration purposes.
GOLD
     The Rosebud underground gold mine in Nevada had a successful year, producing more than 65,000 ounces of gold for Hecla in 1998 at a total cash cost of $176 per ounce.
     La Choya gold reserves were mined out in December, and after five years of operation mining has shut down at the northern Mexico mine. However, additional gold will be recovered until mid-2000 from residual leaching of the ore pads.
La Choya produced nearly 40,000 ounces of gold at a total cash cost of $211 per ounce in 1998.


    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
6500 Mineral Drive Coeur d'Alene, Idaho 83815-8788 208/769-4100 FAX 208/769-4159

INDUSTRIAL MINERALS
     In 1998, Hecla's industrial minerals segment reported its highest sales revenue ever and increased profitability over 1997. In addition to record sales, a major expansion of Kentucky-Tennessee Clay Company's ball clay plant in Tennessee was successfully completed. K-T Clay is a wholly owned subsidiary of Hecla.
     In January 1999, Hecla made the decision to sell MWCA, Inc., a lawn and garden market subsidiary. MWCA, Inc. is headquartered in Rexburg, Idaho, and produces bark and aggregates for landscaping purposes. The decision to sell MWCA, Inc. was made in order to provide a sharper focus on Hecla's primary mission of mining and processing minerals. The company expects a transaction to be completed during the first half of 1999 and intends to use the proceeds from the sale for precious metals acquisitions, additional K-T Clay expansion, debt reduction and other corporate purposes.
FINANCIAL
     Very strong assets and good working capital underpin Hecla's balance sheet. However, lower-than-anticipated metals prices affected the company's cash flow in 1998, resulting in increased bank debt. The proceeds from bank borrowings were used mainly for capital expansion projects. A combination of anticipated operating cash flow and proceeds from the sale of MWCA, Inc. in 1999 is expected to be used to decrease bank debt.
     Hecla benefited in 1998 from a gain of $3 million on the sale of surplus land in Coeur d'Alene, Idaho, and the 1998 precious metals hedging program, which increased revenues by $1.5 million. A tax credit of about $700,000 during the year was somewhat offset by a foreign exchange loss when the peso fell against the dollar.
RESERVES
     During 1998, Hecla reevaluated ore reserves based on decreased metals prices and other factors. The evaluation resulted in little change at the Lucky Friday silver mine, which shows 19.5 million ounces of silver in proven and probable reserves as of December 31, 1998.
     At the Greens Creek mine, information derived from production experience, drilling and sampling in the Southwest Ore Zone was used to update the geologic model and resulted in decreased silver reserves from that area of the mine. However, newly discovered reserves nearly offset the decrease, with Greens Creek reporting 44.7 million ounces of proven and probable silver reserves to Hecla's account. The new overall reserve is lower grade, averaging 15.4 ounces of silver per ton, compared to 18.6 ounces per ton a year ago. Further exploration efforts continue to identify proven and probable reserves that will increase Greens Creek ore reserves and extend the mine's life.
     Rosebud ore reserves were also reestimated based on a higher cutoff grade. As of December 31, 1998, Hecla's share of the Rosebud gold mine proven and probable reserves is 94,800 ounces of gold. After adjusting for 1998's production of 65,000 ounces, the decrease amounts to 38,500 fewer ounces of gold compared to a year ago.




    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
6500 Mineral Drive Coeur d'Alene, Idaho 83815-8788 208/769-4100 FAX 208/769-4159

Ore Reserves - Proven and Probable at December 31, 1998
----------------------------------------------------------------------------------------------------------------------
                                                    Grade                                        Contained
                                         ----------------------------------  --------   ----------   -------   -------
                                 Tons     Gold     Silver   Lead    Zinc      Gold        Silver       Lead      Zinc
Mine - (Hecla interest in %)     (000)   oz/ton   (oz/ton)   (%)     (%)     (ounces)    (ounces)     (tons)    (tons)
----------------------------     -----   ------   --------  -----  --------  --------   ----------   -------   -------
Lucky Friday                     1,221      - -     15.9     10.5     1.8         - -   19,459,256   128,748    21,965
Greens Creek (29.73%)            2,901    0.142     15.4      4.5    12.3     411,946   44,733,855   130,836   357,407
Rosebud (50.0%)                    242    0.392     1.80      - -     - -      94,808      436,252       - -       - -
----------------------------                                                  -------   ----------   -------   -------
TOTAL                                                                         506,754   64,629,363   259,585   379,373
----------------------------                                                  -------   ----------   -------   -------


Ore Reserves - Proven and Probable at December 31, 1997
----------------------------------------------------------------------------------------------------------------------
                                                    Grade                                        Contained
                                         ----------------------------------  --------   ----------   -------   -------
                                 Tons     Gold     Silver   Lead    Zinc      Gold        Silver       Lead      Zinc
Mine - (Hecla interest in %)     (000)   oz/ton   (oz/ton)   (%)     (%)     (ounces)    (ounces)     (tons)    (tons)
----------------------------     -----   ------   --------  -----  --------  --------   ----------   -------   -------

La Choya                           633    0.018      - -      - -     - -      46,545(1)        - -      - -       - -
Lucky Friday                     1,389      - -     14.8     10.2     1.9         - -    20,532,121  141,470    25,703
Greens Creek (29.73%)            2,494    0.148     18.6      4.5    12.7     369,173    46,467,846  112,234   317,497
Rosebud (50.0%)                    472    0.420     2.92      - -     - -     197,817     1,378,201      - -       - -
----------------------------                                                  -------    ----------  -------   -------
TOTAL                                                                         613,535    68,378,168  253,704   343,200
----------------------------

1 Includes 35,022 recoverable ounces on heap leach pads.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.
     Statements made which are not historical facts, such as anticipated production, costs or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. Hecla undertakes no obligation to publicly update or revise any forward-looking statements.

            Hecla Mining Company news releases can be accessed on the
                    Internet at: http://www.hecla-mining.com







    Contact Bill Booth, vice president-investor and public affairs, or Vicki
                   Veltkamp, manager-corporate communications
6500 Mineral Drive Coeur d'Alene, Idaho 83815-8788 208/769-4100 FAX 208/769-4159

                              HECLA MINING COMPANY
(dollars in thousands, except per share, per ounce and per pound amounts - unaudited)

                                                  Fourth Quarter Ended                Year Ended
                                             -----------------------------  -----------------------------
HIGHLIGHTS                                   Dec. 31, 1998   Dec. 31, 1997  Dec. 31, 1998   Dec. 31, 1997
---------------------------------------------------------------------------------------------------------
FINANCIAL DATA
---------------------------------------------------------------------------------------------------------
Total revenue                                    $   36,072     $   34,880     $  165,148      $  168,569
Gross profit (loss)                                  (2,533)          (203)         9,092          16,197
Net loss                                             (5,502)        (4,990)          (300)           (483)
Loss applicable to common shareholders               (7,514)        (7,002)        (8,350)         (8,533)
Basic and diluted loss per common share               (0.14)         (0.13)         (0.15)          (0.16)
Cash flow provided (used) by operating
   activities                                           756           (206)         2,043           6,029
---------------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
---------------------------------------------------------------------------------------------------------
Gold operations                                  $    8,011     $   12,395     $   32,791     $    56,257
Silver operations                                    10,827          6,807         42,317          33,229
Industrial minerals                                  15,998         15,017         84,123          74,462
                                                 ----------     ----------     ----------     -----------
  Total sales                                    $   34,836     $   34,219     $  159,231     $   163,948
---------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
---------------------------------------------------------------------------------------------------------
Gold operations                                  $      (86)    $    3,119     $    3,926     $    14,978
Silver operations                                    (1,486)        (2,097)          (800)         (3,786)
Industrial minerals                                    (961)        (1,225)         5,966           5,005
                                                 ----------     ----------     ----------     -----------
  Total gross profit (loss)                      $   (2,533)    $     (203)    $    9,092     $    16,197
OTHER DATA
---------------------------------------------------------------------------------------------------------
EBITDA BY SEGMENT(1)
---------------------------------------------------------------------------------------------------------
Gold operations                                  $    2,502     $    5,672     $   11,448     $    22,504
Silver operations                                     1,047             (2)         8,848           4,921
Industrial minerals                                     268             (1)        10,988           9,781
                                                 ----------     ----------     ----------     -----------
  Total EBITDA                                   $    3,817     $    5,669     $   31,284     $    37,206
---------------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
---------------------------------------------------------------------------------------------------------
Gold - Ounces                                        32,030         43,673        127,433         174,164
Silver - Ounces                                   1,893,724      1,273,722      7,244,657       5,147,009
Lead  - Tons                                          9,120          6,096         34,455          24,995
Zinc  - Tons                                          5,790          4,147         20,155          16,830
Industrial minerals - Tons shipped                  245,313        237,802      1,114,987       1,025,993
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                          190            159            177             166
  Total cash costs ($/oz.)                              200            167            189             173
  Total production costs ($/oz.)                        301            239            262             239
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                         4.18           4.33           3.96            3.58
  Total cash costs ($/oz.)                             4.18           4.33           3.96            3.58
  Total production costs ($/oz.)                       5.60           6.09           5.37            5.42
---------------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
---------------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                                 301            329            301             356
Gold - London Final ($/oz.)                             294            307            294             331
Silver - Handy & Harman ($/oz.)                        4.96           5.27           5.53            4.90
Lead - LME Cash (cents/pound)                          22.5           25.6           24.0            28.3
Zinc - LME Cash (cents/pound)                          43.3           53.8           46.5            59.7

(1) EBITDA represents earnings before interest, income taxes, depreciation, depletion, amortization and items classified as other operating expenses not occurring at the operating sites. The company believes EBITDA is helpful in understanding cash flow generated from operations that is available for income taxes, debt service, capital expenditures, and other nonsite operating expenses.

                              HECLA MINING COMPANY
          Consolidated Statements of Operations and Comprehensive Loss (dollars and shares in thousands, except per share amounts - unaudited)

                                                Fourth Quarter Ended                  Year Ended
                                           ------------------------------   ------------------------------
                                            Dec. 31, 1998   Dec. 31, 1997    Dec. 31, 1998   Dec. 31, 1997
                                           --------------  --------------   --------------  --------------
Sales of products                                 $  34,836       $  34,219        $ 159,231       $ 163,948
                                                  ---------       ---------        ---------       ---------
Cost of sales and other direct
    production costs                                 31,015          28,550          127,933         126,742
Depreciation, depletion and
    amortization                                      6,354           5,872           22,206          21,009
                                                  ---------       ---------        ---------       ---------
                                                     37,369          34,422          150,139         147,751
                                                  ---------       ---------        ---------       ---------
Gross profit (loss)                                  (2,533)           (203)           9,092          16,197
                                                  ---------       ---------        ---------       ---------

Other operating expenses:
  General and administrative                          1,637           1,992            7,583           7,976
  Exploration                                         1,518           1,892            4,866           7,422
  Depreciation and amortization                          96              78              389             311
  Provision for (benefit from) closed
     operations and environmental matters               271            (963)             734            (724)
  Reduction in carrying value of
    mining properties                                   - -             715              - -             715
                                                 ----------       ---------        ---------       ---------
                                                      3,522           3,714           13,572          15,700
                                                 ----------       ---------        ---------       ---------
Income (loss) from operations                        (6,055)         (3,917)          (4,480)            497
                                                 ----------       ---------        ---------       ---------
Other income (expense):
  Interest and other income                           1,236             661            5,917           4,621
  Miscellaneous expense                                (300)           (483)          (1,487)         (1,643)
  Gain (loss) on investments                           (158)           (405)           1,136            (405)
  Interest expense:
    Total interest cost                                (854)           (532)          (3,261)         (2,462)
    Less amount capitalized                               9             197              959             806
                                                 ----------       ---------        ---------       ---------
                                                        (67)           (562)           3,264             917
                                                 ----------       ---------        ---------       ---------
Income (loss) before income taxes                    (6,122)         (4,479)          (1,216)          1,414
Income tax benefit (provision)                          620            (511)             916          (1,897)
                                                 ----------       ---------        ---------
---                        -------------
Net loss                                             (5,502)         (4,990)            (300)           (483)
Preferred stock dividends                            (2,012)         (2,012)          (8,050)         (8,050)
                                                 ----------       ---------        ---------       ---------
Loss applicable to common shareholders               (7,514)         (7,002)          (8,350)         (8,533)
                                                 ----------       ---------        ---------       ---------
Other comprehensive income (loss), net of tax:
  Unrealized losses on securities                       (16)            (86)            (115)           (351)
  Reclassification adjustment for losses
    included in net loss                                158             320               96             320
  Minimum pension liability adjustment                 (289)            - -             (289)            - -
                                                 ----------       ---------        ---------       ---------
Other comprehensive income (loss)                      (147)            234             (308)            (31)
                                                 ----------       ---------        ---------       ---------
Comprehensive loss                               $   (7,661)      $  (6,768)       $  (8,658)      $  (8,564)
                                                 ==========       =========        =========       =========
Basic and diluted loss per common share          $    (0.14)      $   (0.13)       $   (0.15)      $   (0.16)
                                                 ==========       =========        =========       =========
Weighted average number of common
    shares outstanding                               55,105          55,094           55,101          54,763
                                                 ==========       =========        =========       =========

                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                  (dollars and shares in thousands - unaudited)

                                          Dec. 31, 1998       Dec. 31, 1997
---------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                $   2,480            $   3,794
  Accounts and notes receivable               25,919               24,445
  Income tax refund receivable                 1,087                  793
  Inventories                                 22,757               22,116
  Other current assets                         1,251                1,416
                                           ---------            ---------
    Total current assets                      53,494               52,564
Investments                                    3,406                2,521
Restricted investments                         6,331                7,926
Properties, plants and equipment, net        178,168              180,037
Other noncurrent assets                       10,663                7,620
                                           ---------            ---------
Total assets                               $ 252,062            $ 250,668
                                           =========            =========
---------------------------------------------------------------------------
LIABILITIES
---------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses    $  12,172            $  12,590
  Accrued payroll and related benefits         2,852                2,436
  Preferred stock dividends payable            2,012                2,012
  Accrued taxes                                  772                1,016
  Accrued reclamation and closure costs        6,537                6,914
                                           ---------            ---------
    Total current liabilities                 24,345               24,968
Deferred income taxes                            300                  300
Long-term debt                                42,923               22,136
Accrued reclamation and closure costs         23,216               34,406
Other noncurrent liabilities                   9,542                8,518
                                           ---------            ---------
Total liabilities                            100,326               90,328
                                           ---------            ---------
---------------------------------------------------------------------------
SHAREHOLDERS" EQUITY
---------------------------------------------------------------------------
------
Preferred stock                                  575                  575
Common stock                                  13,792               13,789
Capital surplus                              374,017              373,966
Accumulated deficit                         (230,493)            (222,143)
Accumulated other comprehensive loss          (5,269)              (4,961)
Treasury stock                                  (886)                (886)
                                           ---------            ---------
Total shareholders' equity                   151,736              160,340
                                           ---------            ---------
Total liabilities and shareholders' equity $ 252,062            $ 250,668
                                           =========            =========
Common shares outstanding at end of period    55,105               55,094
                                           =========            =========

                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                       (dollars in thousands - unaudited)

                                                                 Year Ended
                                                       -------------------------------
                                                       Dec. 31, 1998     Dec. 31, 1997
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------
Net loss                                                 $     (300)       $     (483)
Noncash elements included in net income:
  Depreciation, depletion and amortization                   22,595            21,320
  Gain on disposition of properties,
    plants and equipment                                     (2,648)           (1,111)
  (Gain) loss on investments                                 (1,136)              405
  Reduction in carrying value of mining properties              - -               715
  Provision for reclamation and closure costs                   581             1,341
Change in:
  Accounts and notes receivable                              (1,474)             (277)
  Income tax refund receivable                                 (294)              469
  Inventories                                                  (641)              548
  Other current and noncurrent assets                        (1,747)              868
  Accounts payable and accrued expenses                        (478)           (4,787)
  Accrued payroll and related benefits                          416              (796)
  Accrued taxes                                                (244)             (411)
  Accrued reclamation and other noncurrent liabilities      (12,587)          (11,772)
                                                         ----------        ----------
Net cash provided by operating activities                     2,043             6,029
                                                         ----------        ----------
--------------------------------------------------------------------------------------
INVESTING ACTIVITIES
--------------------------------------------------------------------------------------
Additions to properties, plants and equipment               (22,495)          (24,794)
Proceeds from disposition of properties,
  plants and equipment                                        3,733             1,872
Proceeds from sale of investments                             1,294               - -
Decrease in restricted investments                            1,595            13,845
Purchase of investments and increase in cash surrender
   value of life insurance, net                                (734)           (1,233)
Other, net                                                      399             1,642
                                                         ----------        ----------
Net cash used by investing activities                       (16,208)           (8,668)
                                                         ----------        ----------
--------------------------------------------------------------------------------------
FINANCING ACTIVITIES
--------------------------------------------------------------------------------------
Common stock issued under stock and stock option plans           54                41
Issuance of common stock, net of offering costs                 - -            23,355
Dividends on preferred stock                                 (8,050)           (8,050)
Borrowings on long-term debt                                 44,531            57,601
Repayment on long-term debt                                 (23,684)          (73,673)
                                                         ----------        ----------
Net cash provided (used) by financing activities             12,851              (726)
                                                         ----------        ----------
Net decrease in cash and cash equivalents                    (1,314)           (3,365)
Cash and cash equivalents at beginning of period              3,794             7,159
                                                         ----------        ----------
Cash and cash equivalents at end of period               $    2,480        $    3,794
                                                         ==========        ==========

                              HECLA MINING COMPANY
                                 Production Data

                                                       Fourth Quarter Ended               Year Ended
                                                  -----------------------------   -----------------------------
                                                  Dec. 31, 1998   Dec. 31, 1997   Dec. 31, 1998   Dec. 31, 1997
---------------------------------------------------------------------------------------------------------------
LA CHOYA UNIT
---------------------------------------------------------------------------------------------------------------
Tons of ore processed                                  570,554         777,301       1,672,438       2,828,335
Days of operation                                           92              92             365             365
Mining cost per ton                                      $1.84           $1.93           $1.59           $2.28
Ore grade crushed - Gold (oz./ton)                       0.020           0.027           0.019           0.029
Gold produced (oz.)                                     11,292          20,291          39,965          78,170
Silver produced (oz.)                                      992           2,173           4,264           8,130
Average cost per ounce of gold produced:
  Cash operating costs                                    $226            $180            $211            $183
  Total cash costs                                        $226            $181            $211            $184
  Total production costs                                  $329            $223            $242            $224

---------------------------------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share)(1)
---------------------------------------------------------------------------------------------------------------

Tons of ore mined                                       39,727          37,619         169,492         112,841
Tons of ore milled                                      41,362          35,327         171,493          99,050
Days of operation                                           92              92             365             275
Mining cost per ton                                     $28.37          $28.66          $26.88          $28.33
Milling cost per ton                                    $11.56          $11.59          $14.66          $12.18
Ore grade milled - Gold (oz./ton)                        0.384           0.501           0.400           0.494
Ore grade milled - Silver (oz./ton)                       2.71            2.98            3.06            2.96
Gold produced (oz.)                                     14,946          17,833          65,496          46,974
Silver produced (oz.)                                   64,488          55,979         278,290         168,584
Average cost per ounce of gold produced:
  Cash operating costs                                    $163            $136            $157            $137
  Total cash costs                                        $181            $151            $176            $156
  Total production costs                                  $279            $259            $274            $263

---------------------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
---------------------------------------------------------------------------------------------------------------

Tons of ore milled                                      78,125          44,687         263,502         193,399
Days of operation                                           63              63             254             254
Mining cost per ton                                     $50.95          $43.90          $47.62          $43.73
Milling cost per ton                                     $6.99           $8.61           $7.52           $7.98
Ore grade milled - Silver (oz./ton)                      15.95           11.55           16.60           10.33
Silver produced (oz.)                                1,167,810         498,200       4,137,135       1,943,373
Lead produced (tons)                                     7,185           4,645          27,708          19,270
Zinc produced (tons)                                       721             750           2,648           3,168
Average cost per ounce of silver produced:
  Cash operating costs                                   $5.00           $6.33           $4.71           $5.47
  Total cash costs                                       $5.00           $6.33           $4.71           $5.47
  Total production costs                                 $5.89           $7.46           $5.59           $6.72




                                     (cont.)

                              HECLA MINING COMPANY
                             Production Data (cont.)

                                                        Fourth Quarter Ended                Year Ended
                                                   -----------------------------   ----------------------------
                                                   Dec. 31, 1998   Dec. 31, 1997   Dec. 31, 1998   Dec.31, 1997
---------------------------------------------------------------------------------------------------------------
GREENS CREEK (Reflects Hecla's 29.73% share)
---------------------------------------------------------------------------------------------------------------
Tons of ore milled                                       43,331          36,420         160,567        145,676
Days of operation                                            92              92             365            365
Mining cost per ton                                      $24.10          $44.32          $28.81         $39.58
Milling cost per ton                                     $18.76          $25.80          $20.62         $23.15
Ore grade milled - Silver (oz./ton)                       19.90           25.31           22.74          25.68
Silver produced (oz.)                                   660,234         716,601       2,823,660      2,889,265
Gold produced (oz.)                                       4,982           4,473          18,008         16,604
Lead produced (tons)                                      1,935           1,451           6,747          5,725
Zinc produced (tons)                                      5,069           3,397          17,507         13,662
Average cost per ounce of silver produced:
  Cash operating costs                                    $2.73           $2.94           $2.86          $2.31
  Total cash costs                                        $2.73           $2.94           $2.86          $2.31
  Total production costs                                  $5.08           $5.13           $5.06          $4.55

---------------------------------------------------------------------------------------------------------------
OTHER(2)
---------------------------------------------------------------------------------------------------------------

Gold produced (oz.)                                         810           1,076           3,964         32,416
Silver produced (oz.)                                       200             769           1,308        137,657


(1) The Rosebud mine commenced operations in April 1997.

(2) Includes the company's share of production from the Grouse Creek mine and other sources.




                                CAPITAL EXPENDITURES
                               (dollars in thousands)
                                    Year Ended
                        -----------------------------------
                         Dec. 31, 1998       Dec. 31, 1997
                        ---------------     ---------------
Lucky Friday             $       6,183        $     11,215
Greens Creek (29.73%*)           3,024               2,266
Rosebud (50%*)                     118               6,027
La Choya                         3,789                 240
Noche Buena                      2,326                 - -
Industrial minerals              6,030               3,587
Capitalized interest               959                 806
Other                               66                 653
                         -------------        ------------
  Total Capitalized      $      22,495        $     24,794
                         =============        ============

*Hecla's share
                                HEDGED POSITIONS
                               As of Dec. 31, 1998

             Silver: 500,000 ounces hedged @ average price of $6.54.

               Gold: 6,000 ounces hedged @ average price of $354.